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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               One Up Corporation
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                                (Name of Issuer)

                      Common Stock, no par value per share
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                         (Title of Class of Securities)


                                   681965 10 9
                                 --------------
                                 (CUSIP Number)


                            Aronowitz RI Family, L.P.
                               6591 Skyline Drive
                             Delray Beach, FL 33446
                        954-979-0400 Attn: Jack Aronowitz
                       (Name, Address and Telephone Number
                        of Persons Authorized to Receive
                           Notices and Communications)


                                 March 12, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

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CUSIP NO. 681965 10 9                             PAGE  2 OF 5 PAGES
--------------------------------             -----------------------------------

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    1        NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

             Aronowitz RI Family Limited Partnership
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    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)[ ]
                                                                         (b)[ ]

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    3        SEC USE ONLY


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    4        SOURCE OF FUNDS*

             WC
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    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2                                            [ ]

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    6        CITIZENSHIP OR PLACE OF ORGANIZATION

             RI
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                                     7        SOLE VOTING POWER

          NUMBER OF                           2,000,000
           SHARES               ------------------------------------------------
         BENEFICIALLY                8        SHARED VOTING POWER
          OWNED BY
            EACH                              0
          REPORTING             ------------------------------------------------
           PERSON                    9        SOLE DISPOSITIVE POWER
            WITH
                                              2,000,000
                                 -----------------------------------------------
                                     10       SHARED DISPOSITIVE POWER

                                              0
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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,000,000
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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                       [ ]


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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.3%
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    14       TYPE OF REPORTING PERSON*

             PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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ITEM 1.      SECURITY AND ISSUER.

             This Schedule 13D relates to the common stock, no par value (the "Common Stock"), of One Up Corporation, a Florida corporation (the "Issuer"). The Issuer's principal executive office is located at 5 Campus Circle, Westlake, Texas 76262.


ITEM 2.      IDENTITY AND BACKGROUND.

             (a) This Schedule 13D is being filed on behalf of Aronowitz RI Family L.P., a Rhode Island limited partnership (the "Partnership").

             (b) The principal executive office of the Partnership is located at 6591 Skyline Drive, Delray Beach, Florida 33446.

             (c) The Partnership is engaged in the business of investment.

             (d) Neither the Partnership, nor any of its executive officers, was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

             (e) Neither the Partnership, nor any of its executive officers, was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             (f)    The Partnership is a Florida corporation.


ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             The Partnership acquired shares of the Issuer's Common Stock by utilizing its working capital to purchase shares of Common Stock in an open market transaction.


ITEM 4.      PURPOSE OF TRANSACTION.

             The Partnership acquired shares of the Issuer's Common Stock for investment purposes and may, depending upon then current events, including without limitation, then current market conditions, the Issuer's results of operations, and the then current general business climate, decide to increase or decrease its position in the Issuer.


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             As of the date of the event which required filing of this Schedule
13D, neither the Partnership, nor any of its general partners of executive officers of the general partners, had any plans or proposals which may relate or would result in:

             (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

             (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

             (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

             (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer;

             (e) Any material change in the present capitalization or dividend policy of the Issuer;

             (f) Any other material change in the Issuer's business or corporate structure;

             (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

             (h) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

             (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
                    Section 12(g)(4) of the Securities Exchange Act of
                    1934; or

             (j)    Any action similar to any of those enumerated above.


ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

             (a) The Partnership may be deemed to beneficially own an aggregate of 2,000,000 shares of Common Stock, representing approximately 7.3% of the total shares of Common Stock deemed outstanding.

             (b) The Partnership has sole power to vote 2,000,000 shares of Common Stock.


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             (c)   The Partnership purchased 2,000,000 shares of Common
                   Stock on March 12, 1997.

             (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

             (e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

             Not applicable.


ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

             Not applicable.


             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           ARONOWITZ RI FAMILY L.P., a Rhode
                                           Island limited partnership

                                           By: Aronowitz Management, Inc.,
                                           General Partner


Dated:  May 5, 1997                        By: /s/ Jack Aronowitz
                                               -------------------------------
                                               Jack Aronowitz, General Partner


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